EXHIBIT 21

List of Subsidiaries

Name of Corporation	Jurisdiction of Incorporation	Percent of Ownership

Winnebago Industries, Inc.	Iowa	Parent
Winnebago Acceptance Corporation	Iowa	100%
Winnebago R.V., Inc.	Delaware	100%